Exhibit 99.1

NewsRelease

WB XPress Project’s Western Build Placed Into Service

HOUSTON, Texas - October 5, 2018 - News Release - TransCanada Corporation (TSX: TRP) (NYSE: TRP) (TransCanada) today announced it has placed the Western Build of its WB XPress (WBX) project into service.

“WB XPress provides an attractive outlet for our producer customers, creating significant new takeaway capacity in Appalachia,” said Stan Chapman, executive vice president & president, U.S. Natural Gas Pipelines. “We are pleased to deliver on the first phase of this project and look forward to placing the Eastern Build in-service later this year.”
The Western Build of WBX is designed to move approximately 760 million cubic feet of natural gas per day to a delivery point on Tennessee Gas Pipeline’s Broad Run System for transportation to the Gulf Coast. Highlights of the project include construction of the Elk River Compressor Station in Clendenin, West Virginia, along with associated pipeline and facilities.

WBX is an approximate US$900 million investment, upgrading and enhancing an existing TransCanada pipeline system that has been safely serving customers for over 60 years. The project includes two new compressor stations, 30 miles (48 kilometres) of greenfield pipeline and modifications to seven existing pipelines, allowing an additional 1.3 billion cubic feet of natural gas to flow through the system per day. The project is part of TransCanada’s $28 billion near-term growth portfolio that includes US$8 billion in natural gas pipelines in the United States.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated August 2, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Scott Castleman
304.357.2128 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522